GERMAN AMERICAN BANCORP ANNOUNCES COMPLETION
OF SELF TENDER OFFER

         Jasper, Indiana, March 21, 2003  —  German American Bancorp (Nasdaq: GABC) announced today that it has purchased 1,057,566 of its common shares (representing approximately 9% of its shares currently outstanding) at $20 per share pursuant to its self tender offer which expired March 14, 2003. The shares purchased include 1,000,000 shares that the Company is obligated to purchase under the terms of the offer and an additional 57,566 shares that the Company purchased in accordance with the optional purchase provisions of the offer. The Company’s total cost in purchasing the shares, including fees and expenses incurred in connection with the offer, is approximately $21,443,925.

         According to the final report from the Depositary for the offer, the number of shares that were properly tendered and not withdrawn prior to the expiration of the offer exceeded the number of shares that the Company had offered to purchase. Therefore, the Company has purchased, in most cases, exactly 50% of the shares tendered by each of its shareholders. Payment for the purchased shares, and return of certificates for shares not purchased, will commence today, March 21, 2003.

         Mark A. Schroeder, German American Bancorp’s President and Chief Executive Officer, commented “We are extremely pleased with the tremendous success of the tender offer. Through this purchase, we believe we have created a more optimal capital structure for the Company while providing liquidity to tendering shareholders. It is gratifying to complete our first quarter on this positive note.”

         Any questions with regard to the tender offer may be directed to the depositary for the tender offer, UMB Bank, N.A., at (800) 884-4225, or the Dealer Manager for the tender offer, Donnelly Penman French Haggarty & Co., at 1-866-440-2482.

         German American Bancorp may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although German American Bancorp and its affiliates are prohibited from purchasing shares until at least March 31, 2003.

         German American Bancorp, a financial services company, operates five affiliated community banks with 26 retail banking offices in the eight contiguous Southwestern Indiana counties of Daviess, Dubois, Gibson, Knox, Martin, Perry, Pike, and Spencer and a business lending center in Evansville, Indiana. The Company also operates a trust, brokerage and financial planning subsidiary which operates from the banking offices, and two independent insurance agencies with four insurance agency offices located throughout its market area. The Company’s lines of business include retail and commercial banking, mortgage banking, comprehensive financial planning, full service brokerage and trust administration, title insurance, and a full range of personal and corporate insurance products.